As filed with the Securities and Exchange Commission on March 23, 2021
File Nos. 333-215165/811-23222

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒
Pre-Effective Amendment No.
☐
Post-Effective Amendment No. 27
☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒
Amendment No. 29
☒

HARTFORD FUNDS EXCHANGE-TRADED TRUST
(Exact Name of Registrant as Specified in Charter)

690 Lee Road
Wayne, Pennsylvania 19087
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (610) 386-4068

Thomas R. Phillips, Esquire
Hartford Funds Management Company, LLC
690 Lee Road
Wayne, Pennsylvania 19087
(Name and Address of Agent for Service)

Copy to:
John V. O’Hanlon, Esquire
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, Massachusetts 02110-2605

  This Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A (File No. 333-215165) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 27 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 27 does not change the form of the Prospectus or Statement of Additional Information relating to Post-Effective Amendment No. 26 filed electronically on November 25, 2020 with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 27 shall become effective upon filing with the SEC.

HARTFORD FUNDS EXCHANGE-TRADED TRUST
PART C
OTHER INFORMATION
Item 28. Exhibits
a.(i)
Certificate of Trust dated September 20, 2010 (incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Initial Registration Statement on Form N-1A, SEC file No. 333-215165, filed on March 10, 2017)
a.(ii)
Certificate of Amendment to the Certificate of Trust dated December 9, 2015 (incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Initial Registration Statement on Form N-1A, SEC file No. 333-215165, filed on March 10, 2017)
a.(iii)
Amended and Restated Agreement and Declaration of Trust dated December 8, 2016 (incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Initial Registration Statement on Form N-1A, SEC file No. 333-215165, filed on March 10, 2017)
b.
By-Laws of Hartford Funds Exchange-Traded Trust dated December 8, 2016 (incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Initial Registration Statement on Form N-1A, SEC file No. 333-215165, filed on March 10, 2017)
c.
Not Applicable
d.(i)
Investment Management Agreement with Hartford Funds Management Company, LLC dated March 8, 2017 (incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Initial Registration Statement on Form N-1A, SEC file No. 333-215165, filed on March 10, 2017)
d.(i).a
Schedules A and B to the Investment Management Agreement (incorporated by reference to Post- Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on February 19, 2020)
d.(ii)
Form of Sub-Advisory Agreement with Wellington Management Company LLP dated March 8, 2017 (incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on March 10, 2017)
d.(iii)
Sub-Advisory Agreement with Schroder Investment Management North America Inc. dated September 8, 2017 (incorporated by reference to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on September 11, 2017)
d.(iv)
Sub-Sub-Advisory Agreement with Schroder Investment Management North America Limited dated October 19, 2016 (incorporated by reference to The Hartford Mutual Funds II, Inc.’s Post-Effective Amendment No. 144 to its Registration Statement on Form N-1A, SEC file No. 002-11387, filed on February 28, 2018)
e.
Form of Distribution Agreement with ALPS Distributors, Inc. (incorporated by reference to Post- Effective Amendment No. 17 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on May 18, 2018)
e.(i)
Amendment No 1 to Distribution Agreement dated May 30, 2018 (incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 28, 2018)
e.(ii)
Amendment No 2 to Distribution Agreement dated September 21, 2018 (incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 28, 2018)
e.(iii)
Amendment No 3 to Distribution Agreement dated February 19, 2020 (incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on February 19, 2020)
f.
Not Applicable

g.
Custodian Agreement with State Street Bank and Trust Company dated December 31, 2014 (incorporated by reference to The Hartford Mutual Funds, Inc.’s Post-Effective Amendment No. 137 to its Registration Statement on Form N-1A, SEC file No. 333-02381, filed on February 27, 2015)
g.(i)
Amendment Number 1 to the Custodian Agreement dated September 27, 2017 (incorporated by reference to Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 28, 2017)
g.(ii)
Amendment Number 2 to the Custodian Agreement dated September 27, 2017 (incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 28, 2018)
h.(i)
Master Transfer Agency and Service Agreement with State Street Bank and Trust Company dated February 13, 2018 (incorporated by reference to Post-Effective Amendment No. 17 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on May 18, 2018)
h.(ii)
Form of Participant Agreement (incorporated by reference to Post-Effective Amendment No. 17 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on May 18, 2018)
h.(iii)
Form of Investing Fund Agreement (incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Initial Registration Statement on Form N-1A, SEC file No. 333-215165, filed on March 10, 2017)
h.(v)
Amended and Restated Global Securities Lending Agency Agreement with Citibank, N.A. dated October 1, 2019 (incorporated by reference to Post-Effective Amendment No. 21 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 27, 2019)
h.(v).a
Third Amendment to the Amended and Restated Global Securities Lending Agency Agreement with Citibank, N.A. dated October 1, 2019 (incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 25, 2020)
h.(vi)
Fund Accounting Agreement dated November 10, 2017 (incorporated by reference to Post- Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 28, 2017)
h.(vi).a
Amendment Number 1 to the Fund Accounting Agreement dated November 10, 2017 (incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 25, 2020)
h.(vi).b
Amendment Number 2 to the Fund Accounting Agreement dated November 10, 2017 (incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 25, 2020)
i.
Opinion and Consent of Counsel (incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 25, 2020)
j.(i)
Consent of Independent Registered Public Accounting Firm (incorporated by reference to Post- Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 25, 2020)
j.(ii)
Consent of former Independent Registered Public Accounting Firm (filed herewith)
k.
Not Applicable
l.
Not Applicable
m.
Amended and Restated Rule 12b-1 Distribution and Service Plan (incorporated by reference to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on September 11, 2017)
n.
Not Applicable

o.
Not Applicable
p.(i)
Code of Ethics of Hartford Funds, Advisers and Hartford Funds Distributors, LLC (incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 25, 2020)
p.(ii)
Code of Ethics of Wellington Management Company LLP dated April 30, 2017 (incorporated by reference to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 28, 2018)
p.(iii)
Code of Ethics of ALPS Distributors, Inc. dated July 1, 2019 (incorporated by reference to Post- Effective Amendment No. 21 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333-215165, filed on November 27, 2019)
p.(iv)
Code of Ethics of Schroder Investment Management North America Inc. dated February 2018 (incorporated by reference to The Hartford Mutual Funds II, Inc.’s Post-Effective Amendment No. 154 to its Registration Statement on Form N-1A, SEC file No. 002-11387, filed on January 9, 2020)
p.(v)
Code of Ethics of Schroder Investment Management North America Limited: November 2017 (incorporated by reference to The Hartford Mutual Funds, Inc.’s Post-Effective Amendment No. 168 to its Registration Statement on Form N-1A, SEC file No. 333-02381, filed on December 13, 2019)
q.(i)
Power of Attorney dated November 2, 2020 (incorporated by reference to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A, SEC file No. 333- 215165, filed on November 25, 2020)
q.(ii)
Power of Attorney for David A. Naab dated March 15, 2021 (filed herewith)
Item 29. Persons Controlled by or Under Common Control with Registrant
The Funds do not control with any other person. As of February 28, 2021, Hartford Core Bond ETF, a series of the Registrant, may be deemed to be controlled by The Hartford Growth Allocation Fund and Hartford Moderate Allocation Fund, each a series of The Hartford Mutual Funds, Inc., due to those funds’ ownership of 25% or more of the outstanding shares of the Fund. As of February 28, 2021, Hartford Total Return Bond ETF, a series of the Registrant, may be deemed to be controlled by The Hartford Checks and Balances Fund, a series of The Hartford Mutual Funds, Inc., due to that fund’s ownership of 25% of more of the outstanding shares of the Fund. The Hartford Mutual Funds Inc. is organized under the laws of the State of Maryland.
Item 30. Indemnification
Reference is made to the subsections of Article IX of the Amended and Restated Agreement and Declaration of Trust (“Declaration”) for the Registrant (also, the “Trust”). All section references below are to those contained in the Declaration.
Indemnification and Advancement of Expenses. Subject to the exceptions and limitations contained in this Section 9.5, every person who is, or has been, a Trustee, officer, or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust or the applicable Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof. No indemnification shall be provided hereunder to a Covered Person to the extent such indemnification is prohibited by applicable federal law. The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.5 shall be advanced by the Trust or the applicable Series prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 9.5. To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification. As used in this Section 9.5, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, demands, actions, suits, investigations, regulatory inquiries, proceedings or any other occurrence of a similar nature, whether actual or threatened and whether civil, criminal, administrative or other, including appeals, and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.
Further Indemnification. Nothing contained herein shall affect any rights to indemnification to which any Covered Person or other Person may be entitled by contract or otherwise under law or prevent the Trust from entering into any contract to provide indemnification to any Covered Person or other Person. Without limiting the foregoing, the Trust may, in connection with the acquisition of assets subject to liabilities pursuant to Section 4.2 hereof or a merger or consolidation pursuant to Section 10.2 hereof, assume the obligation to indemnify any Person including a Covered Person or otherwise contract to provide such indemnification, and such indemnification shall not be subject to the terms of this Article IX.
Amendments and Modifications. Without limiting the provisions of Section 11.1(b) hereof, in no event will any amendment, modification or change to the provisions of this Declaration or the By-Laws adversely affect in any manner the rights of any Covered Person to (a) indemnification under Section 9.5 hereof in connection with any proceeding in which such Covered Person becomes involved as a party or otherwise by virtue of being or having been a Trustee, officer or employee of the Trust or (b) any insurance payments under policies maintained by the Trust, in either case with respect to any act or omission of such Covered Person that occurred or is alleged to have occurred prior to the time such amendment, modification or change to this Declaration or the By-Laws.
The Registrant’s various agreements with its service providers provide for indemnification.
Item 31. Business and Other Connections of Investment Adviser
Hartford Funds Management Company, LLC (“HFMC”) serves as investment adviser to each series of the Registrant. The executive officers of HFMC are listed in the investment adviser registration on Form ADV for HFMC (File No. 801-77209) and are hereby incorporated herein by reference thereto. The business and other connections of a substantial nature of each executive officer are given below.
Name	Position with HFMC(1)	Position with Lattice(2)	Other Business
James E. Davey	Senior Managing Director, Chairman of the Board, President and Manager	President, Chairman of the Board, and Manager
Executive Vice President of The Hartford Financial Services Group, Inc.(3)
(“The Hartford”); Senior Managing Director, Chairman of the Board and
Manager of Hartford Funds Distributors, LLC(4) (“HFD”); President, Senior
Managing Director, Director and Chairman of the Board of Hartford
Administrative Services Company(5) (“HASCO”); and President, Director,
Chairman and Senior Managing Director of the Hartford Funds
Management Group, Inc.(6) (“HFMG”)

Gregory A. Frost	Managing Director, Chief Financial Officer and Manager	Chief Financial Officer, Assistant Treasurer, and Manager	Director, Managing Director and Chief Financial Officer of HASCO; Manager, Managing Director and Chief Financial Officer of HFD; and Managing Director and Chief Financial Officer of HFMG
Walter F. Garger	Secretary, Managing Director and General Counsel	General Counsel and Secretary	Secretary, Managing Director and General Counsel of HFD, HASCO and HFMG

Name	Position with HFMC(1)	Position with Lattice(2)	Other Business
Theodore Lucas	None	Executive Vice President	Executive Vice President of HFMG
Joseph G. Melcher	Executive Vice President and Chief Compliance Officer	Executive Vice President and Chief Compliance Officer	Executive Vice President of HASCO, HFD and HFMG
Vernon J. Meyer	Chief Investment Officer and Managing Director	Senior Vice President – Investments	Managing Director of HFMG
Anita Baldwin	Vice President	None	Vice President of HFMG
Jeffrey T. Coghan	Vice President	None	Senior Vice President of HFD and HFMG
Amy N. Furlong	Vice President and Assistant Treasurer	None	Vice President of HFMG
Allison Z. Mortensen	Vice President	None	Vice President of HFMG
Christopher Morvant	Vice President	None	None
Shannon O’Neill	Vice President and Controller	None	Vice President and Controller of HASCO and HFMG; Financial and Operations Principal (FINOP), Vice President and Controller of HFD
Alice A. Pellegrino	None	Vice President and Assistant Secretary	Vice President of HFMG
Kevin F. Barnett	Assistant Secretary	Assistant Secretary	Assistant Secretary of HFMG
Eapen A. Chandy	Assistant Vice President and Assistant Treasurer	Assistant Vice President and Assistant Treasurer	Assistant Vice President and Assistant Treasurer of HASCO, HFD, HFMG, The Hartford, and Hartford Investment Management Company(7) (“HIMCO”)
Michael J. Fixer	Assistant Vice President and Assistant Treasurer	Assistant Vice President and Assistant Treasurer	Assistant Treasurer and Assistant Vice President of HASCO, HFD, HFMG, and The Hartford
Audrey E. Hayden	Assistant Secretary	Assistant Secretary	Assistant Secretary of HASCO, HFD, HFMG, and HIMCO
Kathleen E. Jorens	Treasurer	Treasurer	Treasurer of HASCO and HFMG; Treasurer and Senior Vice President of HIMCO and The Hartford; Senior Vice President and RPG Business Line Principal of HFD

Name	Position with HFMC(1)	Position with Lattice(2)	Other Business
Elizabeth L. Kemp	Assistant Secretary	Assistant Secretary	Assistant Secretary of HFD, HFMG, and HIMCO
Timothy M. Ligay	Assistant Secretary	Assistant Secretary	Assistant Secretary of HASCO, HFD, HFMG, and HIMCO
Gissell Novas	Assistant Secretary	Assistant Secretary	Assistant Secretary of HASCO, HFD, HFMG, and HIMCO
Keith R. Percy	Vice President	Vice President	Vice President of HASCO, HFD, HFMG, and HIMCO
Holly P. Seitz	Assistant Secretary	Assistant Secretary	Assistant Secretary of HASCO, HFD, HFMG, and HIMCO
(1)
The principal business address for HFMC is 690 Lee Road, Wayne, PA 19087.
(2)
Lattice Strategies LLC (“Lattice”) is a wholly-owned subsidiary of HFMC. The principal business address for Lattice is 690 Lee Road, Wayne, PA 19087.
(3)
The principal business address for The Hartford is One Hartford Plaza, Hartford, CT 06155.
(4)
The principal business address for HFD is 690 Lee Road, Wayne, PA 19087.
(5)
The principal business address for HASCO is 690 Lee Road, Wayne, PA 19087.
(6)
The principal business address for HFMG is 690 Lee Road, Wayne, PA 19087.
(7)
The principal business address for HIMCO is One Hartford Plaza, Hartford, CT 06155.
Wellington Management Company LLP (“Wellington Management”) serves as sub-adviser to certain series of the Registrant. The executive officers of Wellington Management are listed in the investment adviser registration on Form ADV for Wellington Management (File No. 801-15908) and are hereby incorporated herein by reference thereto. The officers of Wellington Management have been engaged during the past two fiscal years in no business, vocation, or employment of a substantial nature other than as directors, officers, or employees of Wellington Management or certain of its corporate affiliates.
Schroder Investment Management North America Inc. (“SIMNA”) and Schroder Investment Management North America Limited (“SIMNA Ltd.”) each serve as sub-adviser and sub-sub-adviser, respectively, to certain series of the Registrant. The executive officers of SIMNA and SIMNA Ltd. are listed in the respective investment advisers’ registration on Forms ADV (File No. 801-15834 and File No. 801-37163, respectively) and are hereby incorporated herein by reference thereto. The directors and officers of SIMNA and SIMNA Ltd. have been engaged during the past two fiscal years in no business, vocation, or employment of a substantial nature other than as directors, officers, or employees of SIMNA or certain of its corporate affiliates.
Item 32. Principal Underwriters
(a)
ALPS Distributors, Inc. (“ALPS”) acts as the distributor for the Trust and the following investment companies: 1WS Credit Income Fund, 1290 Funds, Aberdeen Standard Investments ETFs, ALPS Series Trust, The Arbitrage Funds, AQR Funds, Axonic Alternative Income Fund, Axonic Funds, Barings Funds Trust, BBH Trust, Bluerock Total Income+ Real Estate Fund, Brandes Investment Trust, Bridge Builder Trust, Broadstone Real Estate Access Fund, Brown Advisory Funds, Brown Capital Management Mutual Funds, Cambria ETF Trust, CC Real Estate Income Fund, Centre Funds, CIM Real Assets & Credit Fund, CION Ares Diversified Credit Fund, Columbia ETF Trust, Columbia ETF Trust I, Columbia ETF Trust II, CRM Mutual Fund Trust, Cullen Funds Trust, DBX ETF Trust, ETF Series Solutions, Flat Rock Opportunity Fund, Financial Investors Trust, Firsthand Funds, FS Credit Income Fund, FS Energy Total Return Fund, FS Series Trust, FS Multi-Alternative Income Fund, Goehring & Rozencwajg Investment Funds, Goldman Sachs ETF Trust, Griffin Institutional Access Credit Fund, Griffin Institutional Access Real Estate Fund, Hartford Funds Exchange-Traded Trust, Hartford Funds NextShares Trust, Heartland Group, Inc., Holland Series Fund, Inc., IndexIQ Active ETF Trust, Index IQ ETF Trust, Infusive US Trust, James Advantage Funds, Janus Detroit Street Trust, Lattice Strategies Trust, Litman Gregory Funds Trust, Longleaf Partners Funds Trust, M3Sixty Funds Trust, Mairs & Power Funds Trust, Meridian Fund, Inc., Natixis ETF Trust, Pax World Series Trust I, Pax World Funds Trust III, PRIMECAP Odyssey Funds, Principal Exchange-Traded Funds, Reality Shares ETF Trust, Resource Credit Income Fund, RiverNorth Funds, Sierra Total Return Fund, SPDR Dow Jones Industrial Average ETF Trust, SPDR S&P 500 ETF Trust, SPDR S&P

MidCap 400 ETF Trust, Sprott Funds Trust, Stadion Investment Trust, Stone Harbor Investment Funds, Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust IV, Stone Ridge Trust V, Stone Ridge Trust VI, Stone Ridge Residential Real Estate Income Fund I, Inc., USCF ETF Trust, Wasatch Funds, WesMark Funds, Wilmington Funds, XAI Octagon Credit Trust, X-Square Balanced Fund and YieldStreet Prism Fund
(b)
To the best of Trust’s knowledge, the directors and executive officers of ALPS Distributors, Inc., are as follows:
Name and Principal Business Address*	Positions and Offices with Underwriter	Position and Offices with Registrant
Bradley J. Swenson	President, Chief Operating Officer, Director	None
Robert J. Szydlowski	Senior Vice President, Chief Technology Officer	None
Eric T. Parsons	Vice President, Controller and Assistant Treasurer	None
Joseph J. Frank**	Secretary	None
Patrick J. Pedonti **	Vice President, Treasurer and Assistant Secretary	None
Richard C. Noyes	Senior Vice President, General Counsel, Assistant Secretary	None
Liza Orr	Vice President, Senior Counsel	None
Jed Stahl	Vice President, Senior Counsel	None
James Stegall	Vice President	None
Gary Ross	Senior Vice President	None
Kevin Ireland	Senior Vice President	None
Stephen J. Kyllo	Vice President, Chief Compliance Officer	None
Hilary Quinn	Vice President	None
Jennifer Craig	Assistant Vice President	None
*
Except as otherwise noted, the principal business address for each of the above directors and executive officers is 1290 Broadway, Suite 1000, Denver, Colorado 80203.
**
The principal business address for Messrs. Pedonti and Frank is 333 W. 11th Street, 5th Floor, Kansas City, Missouri 64105.
(c)
Not Applicable.
Item 33. Location of Accounts and Records
Books or other documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940, as amended and the rules promulgated thereunder are maintained by the Registrant’s custodian, administrator, and transfer agent, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111, and the Registrant’s investment manager, Hartford Funds Management Company, LLC, 690 Lee Road, Wayne, Pennsylvania 19087. The Registrant’s corporate records are maintained at Hartford Funds Management Company, LLC, 690 Lee Road, Wayne, Pennsylvania 19087, and its financial ledgers are maintained at State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111.
Item 34. Management Services
Not Applicable
Item 35. Undertakings
Not Applicable

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the city of Wayne, and Commonwealth of Pennsylvania, on the 23rd day of March 2021.
HARTFORD FUNDS EXCHANGE-TRADED TRUST
By:	/s/ James E. Davey*
James E. Davey President
Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.
Signature	Title	Date
/s/ James E. Davey* James E. Davey	Trustee, President and Chief Executive Officer	March 23, 2021
/s/ David A. Naab** David A. Naab	Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 23, 2021
/s/ Lynn S. Birdsong* Lynn S. Birdsong	Chairman of the Board and Trustee	March 23, 2021
/s/ Hilary E. Ackermann* Hilary E. Ackermann	Trustee	March 23, 2021
/s/ Robin C. Beery* Robin C. Beery	Trustee	March 23, 2021
/s/ Derrick D. Cephas* Derrick D. Cephas	Trustee	March 23, 2021
/s/ Christine R. Detrick* Christine R. Detrick	Trustee	March 23, 2021
/s/ Andrew A. Johnson, Jr.* Andrew A. Johnson, Jr.	Trustee	March 23, 2021
/s/ Paul L. Rosenberg* Paul L. Rosenberg	Trustee	March 23, 2021
/s/ Lemma W. Senbet* Lemma W. Senbet	Trustee	March 23, 2021
/s/ David Sung* David Sung	Trustee	March 23, 2021
*,** By:/s/ Thomas R. Phillips Thomas R. Phillips, Attorney-in-fact * Pursuant to Power of Attorney (filed on November 25, 2020) ** Pursuant to Power of Attorney (filed herewith)		March 23, 2021

EXHIBIT INDEX
Exhibit No.	Description
j.(ii)	Consent of former Independent Registered Public Accounting Firm
q.(ii)	Power of Attorney for David A. Naab dated March 15, 2021